Algonquin Power & Utilities Corp. Holds Annual Meeting of Shareholders and Announces Election of Board of Directors
OAKVILLE, Ontario – June 4, 2024 – Algonquin Power & Utilities Corp. (“AQN” or the “Company”) (TSX/NYSE: AQN) today held an annual meeting of common shareholders. At the meeting, each of the following nine nominees listed in the Company’s management information circular dated April 18, 2024 were elected as directors of AQN pursuant to a vote by ballot:

Nominee	Votes For	% For	Votes Against	% Against
Melissa Stapleton Barnes	330,041,306	97.05%	10,016,318	2.95%
Brett Carter	337,316,968	99.19%	2,740,656	0.81%
Amee Chande	334,451,144	98.39%	5,473,034	1.61%
Daniel Goldberg	334,450,929	98.35%	5,606,690	1.65%
Christopher Huskilson	337,313,602	99.19%	2,744,018	0.81%
D. Randall Laney	332,234,748	97.70%	7,822,869	2.30%
David Levenson	337,297,113	99.19%	2,760,509	0.81%
Christopher Lopez	337,335,234	99.20%	2,722,388	0.80%
Dilek Samil	333,997,366	98.22%	6,067,233	1.78%
Shareholders also voted in favour of the re-appointment of Ernst & Young LLP as the Company’s auditor for the ensuing year, resolutions approving amendments to the Share Unit Plan, Employee Share Purchase Plan, and Directors’ Deferred Share Unit Plan, and an advisory resolution approving the Company’s approach to executive compensation.
Final voting results on all matters voted on at the annual meeting of shareholders will be filed with Canadian and U.S. securities regulatory authorities at www.sedarplus.ca and www.sec.gov/edgar.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp. is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.

Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@AQNorp.com
Telephone: (603) 260-4410
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500